EXHIBIT 21.1

List of Subsidiaries

Subsidiary	State of Incorporation
Find/SVP Published Products, Inc.	Delaware
Find/SVP Internet Services, Inc.	Delaware
Guideline Research Corp.	New York
Ttech Acquisition Corp.	Delaware
Atlantic Research & Consulting, Inc.	Massachusetts
Signia Partners, Inc.	District of Columbia
Washington Researchers, Ltd.	District of Columbia